UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO SHAREHOLDERS

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), hereby informs its shareholders and the market in general that, in continuation of the Material Facts disclosed on January 29th, 2025 and March 13th, 2025, the following information related to the operation of reverse splitting all common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, with subsequent split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without changing the value of the Company’s share capital, but only its total number of shares, as approved by the shareholders at the Extraordinary General Meeting of the Company held on March 13th, 2025 (“Operation”).

End of Position Adjustment Period

On this date, the period for shareholders holding common shares of the Company to adjust their positions into whole lots multiple of 40 (forty), at their sole discretion, has ended, in order to ensure the ownership of an integer number of shares as a result of the Operation ("End of Position Adjustment Period").

Implementation of the Operation

Considering the End of Position Adjustment Period, the Operation will be effective on April 15th, 2025, at B3 S.A. – Brasil, Bolsa, Balcão ("B3"), with the Company's shares being traded under the condition of post-reverse split and post-split. Thus, the Company's share capital will be divided into 3,261,287,392 (three billion, two hundred sixty-one million, two hundred eighty-seven thousand, three hundred ninety-two) common shares with no par value, and shareholders will have their shareholding positions adjusted. Shareholders holding fractional shares resulting from the Operation will be subject to the procedure provided in the item "Auction of Remaining Fractional Shares" below.

Auction of Remaining Fractional Shares

Any fractional shares held by shareholders who have not adjusted their positions into multiples of 40 (forty) shares will be grouped into whole numbers and sold at auction, to be held at B3, on behalf of the holders of the fractions ("Auction"). The net proceeds obtained from the sale of these shares will be prorated and distributed proportionally among all holders of fractional shares, as follows:

(a) shareholders with complete registration data: the amounts will be deposited into the checking account indicated in the respective shareholders’ registration;

(b) shareholders with shares deposited in the B3 Central Depository: the amounts will be credited directly to the Central Depository, which will be responsible for passing them on to the respective shareholder through their custodian agent; and

(c) other unidentified shareholders or those with incomplete registration data: the amounts will be available at the Company, for the legal period, for receipt by the respective holder upon providing complete registration data.

The resources attributed to investors (residents and non-residents) may be subject to income tax on any gains, which will be taxed as "net gains" according to current legislation. Therefore, the appropriate tax treatment should be identified directly by the respective shareholders and their advisors.

The Company will announce, in due course, the date of the Auction and the date on which the net proceeds resulting from the Auction will be made available to the holders of the fractional shares.

São Paulo, April 14th, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 14, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director